Form 10-K405, Exhibit 13
period 1999-12-31
LENNOX INTERNATIONAL INC
filed 2000-03-27
CIK 1069202

FINANCIAL HIGHLIGHTS

                                                       For the year ending December 31,
(in millions, except per share data)      1999         1998        1997(1)        1996         1995
------------------------------------   ----------   ----------   ----------    ----------   ----------
STATEMENT OF OPERATIONS DATA

Net Sales                              $  2,361.7   $  1,821.8   $  1,444.4    $  1,364.5   $  1,307.0

Income (Loss) From Operations               155.9        106.6        (35.2)        100.6         71.6

Net Income (Loss)                            73.2         52.5        (33.6)         54.7         34.2

Diluted Earnings (Loss) Per Share            1.81         1.47        (0.99)         1.59         1.04

Dividends Per Share                         0.350        0.325        0.275         0.260        0.220
                                       ----------   ----------   ----------    ----------   ----------

OTHER DATA

Capital Expenditures                         76.7         52.4         34.6          31.9         26.7

Research & Development Expenses              39.1         33.3         25.4          23.2         22.7
                                       ----------   ----------   ----------    ----------   ----------

BALANCE SHEET DATA

Working Capital                             424.6        263.3        335.9         326.0        307.5

Total Assets                              1,683.7      1,151.6        970.4         819.7        768.3

Total Debt                                  577.0        317.4        198.5         184.8        219.3

Stockholders' Equity                        597.9        375.6        325.2         360.9        315.2
                                       ----------   ----------   ----------    ----------   ----------


Note (1): Includes product inspection charge of $140 million. Excluding this charge, Income From Operations is $104.8 million, Net Income is $51.7 million, and Diluted EPS is $1.53.



                                 1999 NET SALES
                                $2,361.7 million

                                  [PIE CHART]

                         Commercial Air Conditioning        19%

                         Commercial Refrigeration           14%

                         Heat Transfer                       9%

                         North American Residential         58%

                         1999 SEGMENT OPERATING INCOME
                                $186.2 million*

                                  [PIE CHART]

                         Commercial Air Conditioning         6%

                         Commercial Refrigeration           14%

                         Heat Transfer                       7%

                         North American Residential         73%

                                 1999 REVENUES
                                $2,361.7 million

                                  [PIE CHART]

                         International                      16%

                         Domestic*                          84%

                         *Includes the US & Canada





                      * Excludes Corporate & Other Expenses

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Lennox participates in four reportable business segments of the heating, ventilation, air conditioning, and refrigeration ("HVACR") industry. The first segment is the North American residential market, in which Lennox manufactures and markets a full line of heating, air conditioning and hearth products for the residential replacement and new construction markets in the United States and Canada. The North American residential segment also includes installation, maintenance and repair services performed by Lennox-owned dealers. The second segment is the global commercial air conditioning market, in which Lennox manufactures and sells rooftop products and applied systems for commercial applications. The third segment is the global commercial refrigeration market, which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth segment is the heat transfer market, in which Lennox designs, manufactures and sells evaporator and condenser coils, copper tubing and related manufacturing equipment to original equipment manufacturers and other specialty purchasers on a global basis.

         Lennox sells its products to numerous types of customers, including distributors, installing dealers, homeowners, national accounts and original equipment manufacturers. The demand for Lennox's products is influenced by national and regional economic and demographic factors, such as interest rates, the availability of financing, regional population and employment trends and general economic conditions, especially consumer confidence. In addition to economic cycles, demand for Lennox's products is seasonal and dependent on the weather. Hotter than normal summers generate strong demand for replacement air conditioning and refrigeration products and colder than normal winters have the same effect on heating products. Conversely, cooler than normal summers and warmer than normal winters depress sales of HVACR products.

         The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead and estimated costs of warranty expense. The principal raw materials used in Lennox's manufacturing processes are copper, aluminum and steel. In instances where Lennox is unable to pass on to its customers increases in the costs of copper and aluminum, Lennox enters into forward contracts for the purchase of those materials. Lennox attempts to minimize the risk of price fluctuations in key components by entering into contracts, typically at the beginning of the year, which generally provide for fixed prices for its needs throughout the year. These hedging strategies enable Lennox to establish product prices for the entire model year while minimizing the impact of price increases of components and raw materials on its margins. Warranty expense is estimated based on historical trends and other factors.

         In September 1997, Lennox increased its ownership in Ets. Brancher from 50% to 70%. As a result, Lennox assumed control of the venture and began including the financial position and operating results of the venture in its consolidated financial statements for the fourth quarter of 1997. Previously, Lennox used the equity method of accounting for its investment in this entity. In the fourth quarter of 1998, Lennox restructured its ownership of its various European entities to allow for more efficient transfer of funds and to provide for tax optimization.

         Lennox acquired Superior Fireplace Company, Marco Mfg., Inc. and Pyro Industries, Inc. in the third quarter of 1998, and Security Chimneys International, Ltd. in the first quarter of 1999 for an aggregate purchase price of approximately $120 million. These acquisitions give Lennox one of the broadest lines of hearth products in the industry.

                                                       LENNOX INTERNATIONAL INC.


         Lennox acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999 for approximately $65 million in cash, common stock and seller financing. In addition, Lennox assumed approximately $20.5 million of Kirby's debt.

         Lennox, through its Excel Comfort Systems subsidiary, purchased the HVAC related assets of The Ducane Company, Inc. in October 1999 for approximately $53 million in cash. This purchase will add to the brands offered in the North American Residential segment.

         In September 1998, Lennox initiated a program to acquire high quality heating and air conditioning dealers in metropolitan areas in the United States and Canada to market "Lennox" and other brands of heating and air conditioning products. This strategy will enable Lennox to extend its distribution directly to the consumer and permit it to participate in the revenues and margins available at the retail level while strengthening and protecting its brand equity. Lennox believes that the retail sales and service market represents a significant growth opportunity because this market is large and highly fragmented. The retail sales and service market in the United States is comprised of over 30,000 dealers. In addition, Lennox believes that the heating and air conditioning service business is somewhat less seasonal than the business of manufacturing and selling heating and air conditioning products. As of December 31, 1999, Lennox had acquired 60 dealers in Canada and 33 dealers in the United States for an aggregate purchase price of approximately $241 million and had signed letters of intent to acquire 5 additional Canadian dealers and 18 United States dealers for an aggregate purchase price of approximately $59 million. As Lennox acquires more heating and air conditioning dealers, Lennox expects that it will incur additional costs to expand its infrastructure to effectively manage these businesses.

         On January 21, 2000, Lennox completed the acquisition of Service Experts, Inc., an HVAC company comprised of HVAC retail businesses across the United States, for approximately 12.2 million shares of Lennox common stock and the assumption of $160 million of debt. The success of the Service Experts acquisition, along with Lennox's other acquisitions, will depend on Lennox's ability to integrate these businesses into its business without substantial costs, delays or other operational or financial difficulties. The acquisition added an additional 120 dealers to the U.S. retail network.

         Lennox's fiscal year ends on December 31 of each year, and its fiscal quarters are each comprised of 13 weeks. For convenience, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, the 13 week periods comprising each fiscal quarter are denoted by the last day of the calendar quarter.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of net sales, Lennox's statement of income data for the years ended December 31, 1999, 1998 and 1997.

                                              Year Ended December 31,
                                         --------------------------------
                                           1999        1998        1997
                                         --------    --------    --------
Net sales                                   100.0%      100.0%      100.0%
Cost of goods sold                           68.5        68.4        69.6
                                         --------    --------    --------
  Gross profit                               31.5        31.6        30.4
                                         --------    --------    --------
Selling, general and
  administrative expenses                    24.9        25.7        23.1
Product inspection charge                      --          --         9.7
                                         --------    --------    --------
  Income (loss) from operations               6.6         5.9        (2.4)
Interest expense, net                         1.4         0.9         0.6
Other                                         0.0         0.1         0.1
Minority interest                             0.0         0.0         0.0
                                         --------    --------    --------
  Income (loss) before income taxes           5.2         4.9        (3.1)
Provision (benefit) for income taxes          2.1         2.0        (0.8)
                                         --------    --------    --------
  Net income (loss)                           3.1%        2.9%       (2.3)%
                                         ========    ========    ========

         The following table sets forth net sales by business segment and geographic market (dollars in millions):

                                                         Years Ended December 31,
                              -----------------------------------------------------------------------------
                                       1999                        1998                       1997
                              -----------------------    -----------------------    -----------------------
                                Amount          %          Amount          %          Amount          %
                              ----------   ----------    ----------   ----------    ----------   ----------
BUSINESS SEGMENT:
North American residential    $  1,361.6         57.6%   $  1,013.7         55.7%   $    865.1         59.9%
Commercial air conditioning        452.8         19.2         392.1         21.5         278.8         19.3
Commercial refrigeration           327.3         13.9         237.3         13.0         154.3         10.7
Heat transfer                      220.0          9.3         178.7          9.8         146.2         10.1
                              ----------   ----------    ----------   ----------    ----------   ----------
  Total net sales             $  2,361.7        100.0%   $  1,821.8        100.0%   $  1,444.4        100.0%
                              ==========   ==========    ==========   ==========    ==========   ==========
GEOGRAPHIC MARKET:
U.S                           $  1,730.4         73.3%   $  1,472.3         80.8%   $  1,274.9         88.3%
International                      631.3         26.7         349.5         19.2         169.5         11.7
                              ----------   ----------    ----------   ----------    ----------   ----------
  Total net sales             $  2,361.7        100.0%   $  1,821.8        100.0%   $  1,444.4        100.0%
                              ==========   ==========    ==========   ==========    ==========   ==========



YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998

NET SALES. Net sales increased $539.9 million, or 29.6%, to $2,361.7 million for the year ended December 31, 1999 from $1,821.8 million for the year ended December 31, 1998.

         Net sales related to the North American residential segment were $1,361.6 million for the year ended December 31, 1999, an increase of $347.9 million, or 34.3%, from $1,013.7 million for the year ended December 31, 1998. Of the $347.9 million increase, $319.0 million was due to sales from the hearth products acquisitions, acquired dealers, acquired heating and air conditioning distributors, and the acquisition of Ducane's HVAC product lines. Sales to dealers in the United States and Canada that Lennox has acquired are no longer reflected as sales in Lennox's existing business and are instead reflected as sales due to acquisitions. If sales to these acquired dealers were included in sales of Lennox's existing business, sales of Lennox's existing business would have increased by 5.9%. Excluding the sales to acquired dealers, there was an increase of $28.9 million in North American residential net sales, primarily due to a 2.9% increase in sales of Lennox's existing business, almost all of which resulted from increased sales volumes, principally caused by two factors. First, the hot summer in 1998 depleted the inventory levels at Lennox's customers and they increased their purchases in the first quarter of 1999 to refill their inventories. Second, Lennox's volume increased as a result of sales to new dealers, which were added as a result of programs to expand Lennox's dealer base.

         Commercial air conditioning net sales increased $60.7 million, or 15.5%, to $452.8 million for the year ended December 31, 1999 compared to the year ended December 31, 1998. Of this increase, $29.8 million was due to increased sales volumes in North America primarily due to the effectiveness of commercial sales districts, and $30.9 million was due to increased international sales, $6.5 million of which was due to acquisitions. Net sales related to the commercial refrigeration segment were $327.3 million for the year ended December 31, 1999, an increase of $90.0 million or 37.9%, from $237.3 million for the year ended December 31, 1998. Of this increase, $86.8 million was due to the international acquisitions of Heatcraft do Brasil, the Lovelock Luke Pty. Limited business and James N. Kirby Pty. Ltd. North American commercial refrigeration sales increased $8.0 million primarily due to strong sales to Lennox's supermarket customers and increased activity with Lennox's large distributors. Heat transfer revenues increased $41.3 million, or 23.1%, to $220.0 million for the year ended December 31, 1999 compared to the year ended December 31, 1998. Of this increase, $7.3 million was due to increased sales volumes in Lennox's existing North

                                                       LENNOX INTERNATIONAL INC.


American business and $37.7 million was due to the acquisitions of James N. Kirby Pty. Ltd. and Livernois Engineering Holding Company.

GROSS PROFIT. Gross profit was $744.3 million for the year ended December 31, 1999 compared to $576.2 million for the year ended December 31, 1998, an increase of $168.1 million. Gross profit margin was 31.5% for the year ended December 31, 1999 and 31.6% for the year ended December 31, 1998. The increase of $168.1 million in gross profit was primarily attributable to increased sales in 1999 as compared to 1998. The gross profit margins of Lennox's traditional businesses increased 0.7% for the twelve months of 1999 compared to the twelve months of 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $588.4 million for the year ended December 31, 1999, an increase of $118.8 million, or 25.3%, from $469.6 million for the year ended December 31, 1998. Selling, general and administrative expenses represented 24.9% and 25.7% of total revenues for the twelve months of 1999 and 1998, respectively. Of the $118.8 million increase, $99.5 million, or 83.8%, was related to increased infrastructure associated with acquisitions. The majority of the remaining $19.3 million increase was due to increases in selling, general and administrative expenses for the North American residential segment which was primarily comprised of increases in costs due to additions of personnel, increased information technology costs and increased sales and marketing expenses.

INTEREST EXPENSE, NET. Interest expense, net for the year ended December 31, 1999 increased to $33.1 million from $16.2 million for the year ended December 31, 1998. The increase in interest expense is attributable to the increased use of credit lines and short-term borrowings to fund acquisitions, to make payments related to the Pulse inspection program and for increased working capital relating to increased sales.

OTHER. Other expense (income) was $(0.3) million for the year ended December 31, 1999 and $1.6 million for the year ended December 31, 1998. Other expense (income) is primarily comprised of currency exchange gains or losses. The majority of the reduction in other expense was due to the strengthening of the Canadian dollar.

MINORITY INTEREST. Minority interest in subsidiaries' net losses of $(0.1) million for the year ended December 31, 1999 and $(0.9) million for the year ended December 31, 1998 represents the minority interest in Ets. Brancher, Heatcraft do Brasil, and Kirby joint ventures.

PROVISION FOR INCOME TAXES. The provision for income taxes was $50.1 million for the year ended December 31, 1999 and $37.2 million for the year ended December 31, 1998. The effective tax rate of 40.6% and 41.4% for the years ended December 31, 1999 and 1998, respectively, differs from the statutory federal rate of 35.0% principally due to state and local taxes, non-deductible goodwill expenses, and foreign operating losses for which no tax benefits have been recognized.

YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997

NET SALES. Net sales increased $377.4 million, or 26.1%, to $1,821.8 million for the year ended December 31, 1998 from $1,444.4 million for the year ended December 31, 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales would have increased by $226.7 million, or 16.1%, to $1,630.9 million for 1998 as compared to 1997.

         Net sales related to the North American residential segment were $1,013.7 million during 1998, an increase of 17.2% from $865.1 million for 1997. This increase was primarily due to increased unit sales of "Lennox" and "Armstrong Air" brands of heating and air conditioning equipment and the inclusion beginning in the third quarter of 1998 of $68.6 million of sales of the hearth products companies. Hot weather in the spring of 1998 and an expanded dealer and distributor base led to greater sales of the "Lennox" and "Armstrong Air" brands. Commercial air conditioning revenues increased $113.3 million, or 40.6%, to $392.1 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, commercial air conditioning revenues would have increased $46.5 million, or 17.9%, to $306.1 million for 1998 as compared to 1997. This increase was primarily due to increased volumes of rooftop air conditioner sales in the United States and Canada. Net sales related to the commercial refrigeration segment were $237.3 million during 1998, an increase of 53.8% from $154.3 million for 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales related to the commercial refrigeration products segment would have increased $20.2 million, or 14.8%, to $156.8 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998 and the acquisition of Heatcraft do Brasil in September 1998. Heat transfer revenues increased $32.5 million, or 22.3%, to $178.7 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, heat transfer revenues would have increased $11.4 million, or 8.0%, to $154.3 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998.

         Domestic sales increased $197.4 million, or 15.5%, to $1,472.3 million for 1998 from $1,274.9 million for 1997. Of this increase, $68.6 million is due to the inclusion of the hearth products companies and the balance was caused primarily by increased unit sales of "Lennox" and "Armstrong Air" brands due to the hot weather in 1998 and an expanded dealer and distributor base for these brands. International sales increased $180.0 million, or 106.2%, to $349.5 million for 1998 from $169.5 million for 1997. Of this increase, $150.7 million is due to the consolidation of Ets. Brancher and the remainder is primarily due to the acquisition of Heatcraft do Brasil and the Lovelock Luke business.

GROSS PROFIT. Gross profit was $576.2 million for the year ended December 31, 1998 as compared to $438.5 million for the year ended December 31, 1997, an increase of $137.7 million. Gross profit margin increased to 31.6% in 1998 from 30.4% for 1997. The increase of $137.7 million in gross profit was primarily attributable to increased sales in 1998 as compared to 1997 and the effect of the consolidation of Ets. Brancher for the full year. Ets. Brancher contributed $47.7 million and $11.2 million to gross profit in 1998 and 1997, respectively, and its gross profit margin was 25.0% and 27.9% in 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, gross profit margin would have been 32.4% and 30.4% for 1998 and 1997, respectively. The improved gross profit margin for 1998 is due to lower material costs, improved manufacturing processes and increased overhead absorption associated with the higher volume of sales in North America.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $469.6 million for 1998, an increase of $135.8 million, or 40.7%, from $333.8 million for 1997. Selling, general and administrative

                                                       LENNOX INTERNATIONAL INC.


expenses represented 25.7% and 23.1% of total net revenues for 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $422.4 million for 1998, an increase of $100.9 million, or 31.4%, from $321.5 million for 1997, representing 25.9% and 22.9% of total net sales for 1998 and 1997, respectively. Approximately $16.7 million of the increase in selling, general and administrative expenses is composed of three non-recurring items: $7.1 million associated with the settlement of a lawsuit; approximately $5.0 million of incremental expense associated with the implementation of the SAP enterprise business software system; and $4.6 million associated with increased expenses of a terminated performance share plan. If the effect of these non-recurring items and the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $405.7 million for 1998, an increase of $84.2 million, or 26.2%, from $321.5 million for 1997, representing 24.9% and 22.9% of total net sales for 1998 and 1997, respectively. The remaining increase in selling, general and administrative expenses is primarily due to increased variable costs associated with sales growth in North America and costs associated with creating infrastructure to manage international businesses, such as the establishment of a sales office in Singapore and the business development functions for Lennox's global operation.

PRODUCT INSPECTION CHARGE. In the fourth quarter of 1997, Lennox recorded a non-recurring pre-tax charge of $140.0 million to provide for management's best estimate of the projected expenses of the product inspection program related to its Pulse furnace. As part of Lennox's normal warranty process, Lennox continuously monitors the replacement rate for, among other components, heat exchangers in its products. During 1997, it was determined that, under certain circumstances, certain joint connections on Pulse furnace heat exchangers manufactured between 1982 and 1988 could fail and potentially create a safety hazard in the home. Once this was determined, Lennox publicly announced the Pulse inspection program in 1997. Under the program, Lennox offered the owners of all Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection included a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger did not pass the test, Lennox either replaced the heat exchanger or offered a new furnace and subsidized the labor costs for installation. The cost required for the program depended on the number of units Lennox found, the number of units that failed the pressure test, whether consumers selected to replace the heat exchanger or receive a new furnace and the cost of the replacement products. Based on the results of Lennox's historical experience, input from Lennox's dealers and consultation with the Consumer Products Safety Commission, Lennox estimated that it could ultimately locate approximately 67% of the Pulse furnaces that were manufactured between 1982 and 1988. In terms of estimated failure rates, Lennox utilized the data gathered from "field experience" tests, which indicated a failure rate of approximately 30%. In terms of consumer selection, Lennox estimated that half would elect the new heat exchanger and half would elect the new furnace. Finally, Lennox utilized its standard costs of heat exchangers and new furnaces, the cost of the dealer inspection allowance and the cost of the dealer replacement allowance in calculating the liability. Lennox believes that it had adequate information to develop reasonable assumptions in estimating the cost of the Pulse inspection program. The program ended on June 30, 1999 and future expenses associated with the program are not expected to be significant.

INCOME (LOSS) FROM OPERATIONS. Income (loss) from operations was $106.6 million for 1998 compared to $(35.2) million for 1997. Excluding the Ets. Brancher consolidation, the special charge for the Pulse inspection program and the three non-recurring selling, general and administrative expense items mentioned above, income from operations would have been $122.6 million for 1998, or 7.5% of net sales, as compared to $106.1 million for 1997, or 7.6% of net sales.

INTEREST EXPENSE, NET. Interest expense, net for 1998 increased to $16.2 million from $8.5 million for 1997. Of the $7.7 million increase in interest expense, $3.6 million was due to the incurrence of $75 million in additional long-term borrowings in April 1998, $1.6 million was due to the consolidation of Ets. Brancher for the full year and the remainder was due to less interest income in 1998.

OTHER. Other expense was $1.6 million for 1998 and $2.0 million for 1997. Other expense is primarily comprised of currency exchange gains or losses.

MINORITY INTEREST. Minority interest in subsidiaries' net loss of $(0.7) million in 1997 and $(0.9) million in 1998 represents the minority interest in Ets. Brancher and, for 1998, Heatcraft do Brasil.

PROVISION (BENEFIT) FOR INCOME TAXES. The effective tax rates for the 1998 provision and the 1997 benefit were 41.4% and 25.5%, respectively. The effective tax rates differ from the federal statutory rate of 35% primarily due to state income taxes and valuation reserves provided for foreign operating losses.

NET INCOME (LOSS). Net income (loss) was $52.5 million and $(33.6) million for the year ended December 31, 1998 and 1997, respectively. If the effects of the consolidation of Ets. Brancher and the non-recurring charge relating to the Pulse inspection program are excluded, net income would have been $52.9 million and $55.2 million for 1998 and 1997, representing 3.2% and 3.9% of net sales for 1998 and 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As a result of Lennox's domestic and international growth in 1999, capital requirements have related principally to acquisitions, the expansion of its production capacity and increased working capital needs that have accompanied sales growth.

         Net cash provided by operating activities totaled $70.6 million, $5.0 million and $58.5 million for 1999, 1998 and 1997, respectively. The increase in cash from operating activities in 1999 is primarily due to increased cash income, reduced inventory levels and lower income tax payments as the cash payouts of the Pulse inspection program reduced taxes then currently payable. The reduction in cash from operating activities from 1997 to 1998 is primarily due to the Pulse inspection program on which Lennox spent $86.1 million in 1998. Net cash used in investing activities totaled $407.4 million, $212.4 million and $44.6 million for 1999, 1998 and 1997, respectively. Spending for capital improvements increased $24.3 million in 1999 over 1998, and $17.8 million in 1998 over 1997. Investments in acquired businesses accounted for an increase in investment spending of $173.7 million in 1999 over 1998 and $149.5 million in 1998 over 1997. Net cash provided by (used in) financing activities was $338.7 million, $89.5 million and

                                                       LENNOX INTERNATIONAL INC.


($17.3) million for 1999, 1998 and 1997, respectively. Cash for financing activities was provided by increasing debt $223.5 million in 1999 and $99.2 million in 1998. The public offering of stock, along with the exercise of stock options, generated $141.9 million of cash in 1999.

         Lennox's capital expenditures were $76.7 million, $52.4 million, and $34.6 million for 1999, 1998 and 1997, respectively. Capital expenditures in 1999 related to production equipment (including tooling), training facilities, leasehold improvements and information systems. These capital expenditures were financed using cash flow from operations and available borrowings under Lennox's revolving credit facility.

         Lennox will continue to acquire additional heating and air conditioning dealers in the United States and Canada. Lennox plans to finance these acquisitions with a combination of cash, stock and debt. As of December 31, 1999, Lennox had acquired 60 dealers in Canada and 33 in the United States for an aggregate purchase price of approximately $241 million and had signed letters of intent to acquire five additional Canadian dealers and 18 United States dealers for an aggregate purchase price of approximately $59 million.

         On August 3, 1999, Lennox completed the initial public offering of its common stock. Lennox sold 8,088,490 shares of its common stock, and certain selling stockholders sold 411,510 shares, at an initial price to the public of $18.75 per share. Net proceeds from the offering were $139.4 million, after deducting estimated expenses and underwriting discounts and commissions. Proceeds from the offering were used to repay a portion of the borrowings under Lennox's former revolving credit facility and a term credit facility which terminated upon completion of the offering.

         Lennox will purchase the remaining 30% interest in Ets. Brancher for approximately $17 million in the first half of 2000. In June 1999, Lennox acquired James N. Kirby Pty. Ltd. for approximately $65 million. In addition, approximately $20.5 million of Kirby's debt was assumed. The purchase price consisted of approximately $16 million in cash, $33 million in deferred payments and 650,430 shares of Lennox common stock. The $33 million in deferred payments will be made in installments of approximately $11 million per year over the next three years. If Lennox common stock does not trade at a price greater than $29.09 per share for five consecutive days from the period from June 2000 to June 2001, then Lennox is obligated to pay the former owners of Kirby the difference between the trading price for the last five days of this period and $29.09 for 577,500 of the shares of Lennox common stock.

         At December 31, 1999, Lennox had long-term debt obligations outstanding of $554.8 million. The majority of the long-term debt consists of five issues of notes with an aggregate principal amount of $206.0 million, interest rates ranging from 6.56% to 9.53% and maturities ranging from 2001 to 2008, and amounts aggregating $258.0 million borrowed under a $300.0 million revolving credit agreement. The notes and revolving credit agreement contain restrictive covenants, including financial maintenance covenants and covenants that place limitations on Lennox's ability to incur additional indebtedness, encumber its assets, sell its assets or pay dividends. The ratio of total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") cannot exceed 3.0 based upon a rolling four quarter basis. The ratio of EBITDA less capital expenditures to interest expense should be greater than 3.0 based on a rolling four quarter basis. Lennox's ability to incur debt is limited to 60.0% of its consolidated capitalization. As of December 31, 1999, Lennox's consolidated indebtedness as a percent of consolidated capitalization was 43.7% as defined in the note agreements. Generally, the aggregate sale of assets outside the ordinary course of business cannot exceed 15% of Lennox's consolidated assets during any fiscal year and all transfers after January 1, 1998 cannot exceed 30% of Lennox's consolidated assets. In addition, in order to pay dividends or make a sale of assets outside the ordinary course of business, Lennox must be able to incur $1.00 of additional indebtedness. In addition, Lennox is required to maintain a consolidated net worth equal to $261.0 million plus 15% of Lennox's consolidated quarterly net income beginning April 1, 1998. At December 31, 1999, the required consolidated net worth was $279.4 million and Lennox had a consolidated net worth of $613.5 million as defined in the agreement. Upon a change of control, Lennox must make an offer to repurchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. Lennox's debt service requirement (including principal and interest payments) for its currently outstanding long-term debt is $54 million for 2000. As of December 31, 1999, Lennox had approximate minimum commitments on all non-cancelable operating leases of $30.2 million and $24.4 million in 2000 and 2001, respectively.

         Lennox has a multi-year $300 million revolving credit facility with a syndicate of banks led by Chase Bank of Texas, National Association, as administrative agent, Wachovia Bank, N.A., as syndication agent, and The Bank of Nova Scotia, as documentation agent. The credit facility has restrictive covenants and maintenance tests identical to those in the notes. Borrowings under this credit facility bear interest, at Lennox's option, at a rate equal to either (a) the greater of the administrative agent's prime rate or the federal funds rate plus 0.5% or (b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%, depending upon Lennox's ratio of total funded debt to EBITDA. Lennox pays a commitment fee equal to 0.15% to 0.30% of the unused commitment, depending upon the ratio of total funded debt to EBITDA. This credit facility has a term of five years. Additionally, Lennox entered into a $300 million, 364 day, revolving credit facility in January 2000. This facility contains similar terms and covenants as the multi-year revolving credit facility.

         Lennox signed an agreement in October 1999 with The Prudential Insurance Company of America which will allow it to borrow up to $100 million in the form of senior notes from time to time within the first three years of the agreement. The minimum amount of notes that can be drawn at any one time will be $10 million and the maturity and interest rate will be selected from alternatives provided by Prudential at the time the notes are issued, up to a maximum maturity of 15 years. The agreement has customary covenants that are substantially similar to those contained in Lennox's other outstanding series of notes.

         Lennox announced a two-phase stock buy-back plan to repurchase, depending on market conditions and other factors, up to 5 million shares of Lennox common stock. A total of 1,172,200 shares had been purchased at an average cost of $10.566 in the fourth quarter of 1999. Purchases under the share repurchase program will be made on an open-market basis at prevailing market prices in accordance with the applicable rules and regulations governing such purchases. The timing of any repurchases will depend on market conditions, the market price of Lennox common stock, and management's assessment of Lennox's liquidity and cash flow needs. Lennox has also entered into a series of forward purchase contracts, which it may use in connection with the stock repurchase program. The terms of these contracts permit settlement on a net share basis and provide that the stock repurchased will remain issued and outstanding until the forward purchase contracts are settled. Lennox expects the settlement of any of such contracts to begin in the third quarter of 2000.

                                                       LENNOX INTERNATIONAL INC.


         Lennox believes that cash flow from operations, as well as available credit facilities, will be sufficient to fund its operations and the ongoing business enterprise endeavors for the foreseeable future. Lennox may pursue additional debt or equity financing in connection with acquisitions.

MARKET RISK

Lennox's results of operations can be affected by changes in exchange rates. Net sales and expenses in currencies other than the United States dollar are translated into United States dollars for financial reporting purposes based on the average exchange rate for the period. During 1999, 1998 and 1997, net sales from outside the United States represented 26.7%, 19.2%, and 11.7%, respectively, of total net sales. Historically, foreign currency transaction gains (losses) have not had a material effect on Lennox's operations.

         Lennox has entered into foreign currency exchange contracts to hedge its investment in Europe. Lennox does not engage in currency speculation. These contracts do not subject Lennox to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of its European companies. As of December 31, 1999, Lennox had entered into foreign currency exchange contracts with a nominal value of 165.5 million French francs (approximately $25.4 million). These contracts require Lennox to exchange Euros for United States dollars at maturity, which is in May 2003, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, Lennox could be at risk for any currency related fluctuations.

         From time to time Lennox enters into foreign currency exchange contracts to hedge receivables and payables denominated in foreign currencies. These contracts do not subject Lennox to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains, respectively, on the receivables or payables being hedged. As of December 31, 1999, Lennox had obligations to deliver the equivalent of $26.3 million of various foreign currencies at various dates over the next nine months, for which the counterparties to the contracts will pay fixed contract amounts, and obligations to take the equivalent of $2.2 million of various currencies at various dates over the next two months.

         Lennox has contracts with various suppliers to purchase copper and aluminum for use in its manufacturing processes. As of December 31, 1999, Lennox had contracts to purchase 21.2 million pounds of copper over the next 12 months at fixed prices that average $0.73 per pound ($15.5 million) and contracts to purchase 6 million pounds of copper at a variable price equal to the COMEX copper price ($0.85 per pound at December 31, 1999) over the next 12 months. Lennox also had contracts to purchase 3.7 million pounds of aluminum at $0.69 per pound ($2.6 million) over the next 12 months. Additionally, Lennox had contracts to purchase 9.3 million pounds of aluminum fin stock over the next 12 months at a fixed price of $1.04 per pound ($9.8 million). The fair value of the copper and aluminum purchase commitments was an asset at December 31, 1999 of $3.0 million and a liability of $2.6 million at December 31, 1998.

INFLATION

Historically, inflation has not had a material effect on Lennox's results of operations.

YEAR 2000 COMPLIANCE

The Year 2000 issue concerns the ability of information technology and non-information technology systems and processes to properly recognize and process date-sensitive information before, during and after December 31, 1999. Lennox has a variety of computer software program

LENNOX INTERNATIONAL INC.




applications, computer hardware equipment and other equipment with embedded electronic circuits, including applications used in its financial business systems, manufacturing processes and administrative functions, which are collectively referred to as the "systems." As of December 31, 1999, Lennox was 100% complete with the implementation of the Year 2000 compliance program for all of its systems.

         Lennox's cost to become Year 2000 compliant was approximately $6.4 million, all of which was recorded as a reduction of net income. Such costs do not include the costs of application and infrastructure changes that were made for reasons other than the Year 2000 and that were not accelerated because of the Year 2000. All Year 2000 costs were funded from operating cash flows and were not incremental to existing information technology budgets. The Company does not anticipate incurring any additional costs as a result of the Year 2000 issue.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement, for Lennox, is effective with the first quarter of 2001. Lennox does not believe that the adoption of this pronouncement will have a significant impact on its financial statements.

REPORT OF MANAGEMENT



The Company's management is responsible for the preparation and accuracy of the financial statements. Management believes that the financial statements for the three years ended December 31, 1999, have been prepared in conformity with generally accepted accounting principles and set forth a fair presentation of the financial condition and results of operations.

         In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. Management believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems and controls are tested and evaluated regularly by the Company's internal auditors.

         The Audit Committee of the Board of Directors, which is composed solely of Directors who are independent of the Company, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with the Company's management, the internal auditors and the independent public accountants and monitors the accounting affairs of the Company. The independent accountants have free access to the Audit Committee and the Board of Directors to discuss internal accounting control, auditing and financial reporting matters.

         The independent public accountants are engaged to express an opinion on the Company's consolidated financial statements. They have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements. The opinion of the independent public accountants is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.


/s/ JOHN W. NORRIS, JR                    /s/ CLYDE WYANT

JOHN W. NORRIS, JR                        CLYDE WYANT
Chairman of the Board and                 Executive Vice President and
Chief Executive Officer                   Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Lennox International Inc.:

We have audited the accompanying consolidated balance sheets of Lennox International Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lennox International Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                                       ARTHUR ANDERSEN LLP

Dallas, Texas,

February 18, 2000

CONSOLIDATED BALANCE SHEETS

As of December 31, 1999 and 1998 (In thousands, except share data)

ASSETS
                                                              As of December 31,
                                                             1999            1998
                                                         ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents                              $     29,174    $     28,389
  Accounts and notes receivable, net                          443,107         318,858
  Inventories                                                 345,424         274,679
  Deferred income taxes                                        25,367          37,426
  Other assets                                                 44,526          36,183
                                                         ------------    ------------
    Total current assets                                      887,598         695,535
INVESTMENTS IN JOINT VENTURES                                  12,434          17,261
PROPERTY, PLANT, AND EQUIPMENT, net                           329,966         255,125
GOODWILL, net                                                 394,252         155,290
OTHER ASSETS                                                   59,423          28,358
                                                         ------------    ------------
    TOTAL ASSETS                                         $  1,683,673    $  1,151,569
                                                         ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt                                        $     22,219    $     56,070
  Current maturities of long-term debt                         34,554          18,778
  Accounts payable                                            196,143         149,824
  Accrued expenses                                            200,221         207,040
  Income taxes payable                                          9,859             534
                                                         ------------    ------------
    Total current liabilities                                 462,996         432,246
LONG-TERM DEBT                                                520,276         242,593
DEFERRED INCOME TAXES                                             928          11,102
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS                   15,125          16,511
OTHER LIABILITIES                                              72,377          60,845
                                                         ------------    ------------
    Total liabilities                                       1,071,702         763,297
                                                         ------------    ------------
MINORITY INTEREST                                              14,075          12,689
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 25,000,000 shares
    authorized, no shares issued or outstanding                    --              --
  Common stock, $.01 par value, 200,000,000 shares
   authorized, 46,161,607 shares and 35,546,940 shares
   issued for 1999 and 1998, respectively                $        462    $        355
  Additional paid-in capital                                  215,523          32,889
  Retained earnings                                           409,851         350,851
  Accumulated other comprehensive loss                        (12,706)         (8,512)
  Deferred compensation                                        (2,848)             --
  Treasury stock, at cost, 1,172,200 shares for 1999          (12,386)             --
                                                         ------------    ------------
    Total stockholders' equity                                597,896         375,583
                                                         ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  1,683,673    $  1,151,569
                                                         ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME                      LENNOX INTERNATIONAL INC.


For the Years Ended December 31, 1999, 1998 and 1997 (In thousands, except per share data)

                                              For the Years Ended December 31,
                                            1999            1998            1997
                                        ------------    ------------    ------------
NET SALES                               $  2,361,667    $  1,821,836    $  1,444,442
COST OF GOODS SOLD                         1,617,332       1,245,623       1,005,913
                                        ------------    ------------    ------------
    Gross profit                             744,335         576,213         438,529
OPERATING EXPENSES:
  Selling, general and administrative        588,388         469,610         333,768
  Product inspection charge                       --              --         140,000
                                        ------------    ------------    ------------
    Income (loss) from operations            155,947         106,603         (35,239)
INTEREST EXPENSE, net                         33,096          16,184           8,515
OTHER                                           (287)          1,602           1,955
MINORITY INTEREST                               (100)           (869)           (666)
                                        ------------    ------------    ------------
    Income (loss) before income taxes        123,238          89,686         (45,043)
PROVISION (BENEFIT) FOR INCOME TAXES          50,084          37,161         (11,493)
                                        ------------    ------------    ------------
    Net income (loss)                   $     73,154    $     52,525    $    (33,550)
                                        ============    ============    ============
EARNINGS (LOSS) PER SHARE:
  Basic                                 $       1.85    $       1.50    $      (0.99)
  Diluted                               $       1.81    $       1.47    $      (0.99)




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


For the Years Ended December 31, 1999, 1998 and 1997 (In thousands, except per share data)

                                 Common Stock
                                ---------------                       Accumulated
                                                Additional               Other     Deferred    Treasury    Total
                                Shares           Paid-In    Retained    Compre-    Compen-      Stock   Stockholders' Comprehensive
                                Issued   Amount  Capital    Earnings hensive Loss   sation     at Cost     Equity     Income (Loss)
                               -------  ------  ---------  --------- ------------ ---------   --------- ------------  -------------
BALANCE AT DECEMBER 31, 1996    33,703  $  337  $  10,274  $ 352,828  $  (2,622)  $      --   $      --   $ 360,817
Net loss                            --      --         --    (33,550)        --          --          --     (33,550)   $ (33,550)
Dividends, $0.275 per share         --      --         --     (9,668)        --          --          --      (9,668)          --
Foreign currency translation
  adjustments                       --      --         --         --     (1,761)         --          --      (1,761)      (1,761)
Minimum pension liability
  adjustment, net of
    tax provision of $179           --      --         --         --        354          --          --         354          354
Common stock repurchased          (369)     (4)    (4,888)        --         --          --          --      (4,892)          --
Common stock issued              1,073      11     13,874         --         --          --          --      13,885           --
Comprehensive income (loss)         --      --         --         --         --          --          --          --    $ (34,957)
                               -------  ------  ---------  ---------  ---------   ---------   ---------   ---------    ---------
BALANCE AT DECEMBER 31, 1997    34,407     344     19,260    309,610     (4,029)         --          --     325,185
                               =======  ======  =========  =========  =========   =========   =========   =========    =========
Net income                          --      --         --     52,525         --          --          --      52,525    $  52,525
Dividends, $0.325 per share         --      --         --    (11,284)        --          --          --     (11,284)          --
Foreign currency translation
  adjustments                       --      --         --         --     (3,919)         --          --      (3,919)      (3,919)
Minimum pension liability
  adjustment, net of
    tax provision of $526           --      --         --         --       (564)         --          --        (564)        (564)
Common stock repurchased          (506)     (5)    (8,505)        --         --          --          --      (8,510)          --
Common stock issued              1,646      16     22,134         --         --          --          --      22,150           --
Comprehensive income                --      --         --         --         --          --          --          --    $  48,042
                               -------  ------  ---------  ---------  ---------   ---------   ---------   ---------    ---------
BALANCE AT DECEMBER 31, 1998    35,547     355     32,889    350,851     (8,512)         --          --     375,583
                               =======  ======  =========  =========  =========   =========   =========   =========    =========
Net income                          --      --         --     73,154         --          --          --      73,154    $  73,154
Dividends, $0.35 per share          --      --         --    (14,154)        --          --          --     (14,154)          --
Foreign currency translation
  adjustments                       --      --         --         --     (4,029)         --          --      (4,029)      (4,029)
Minimum pension liability
  adjustment, net of
    tax provision of $626           --      --         --         --       (165)         --          --        (165)        (165)
Deferred compensation               --      --         --         --         --      (2,848)         --      (2,848)          --
Common stock repurchased            (8)     --       (152)        --         --          --     (12,386)    (12,538)          --
Common stock issued             10,623     107    182,786         --         --          --          --     182,893           --
Comprehensive income                --      --         --         --         --          --          --          --    $  68,960
                               -------  ------  ---------  ---------  ---------   ---------   ---------   ---------    ---------
BALANCE AT DECEMBER 31, 1999    46,162  $  462  $ 215,523  $ 409,851  $ (12,706)  $  (2,848)  $ (12,386)  $ 597,896
                               =======  ======  =========  =========  =========   =========   =========   =========    =========




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                  LENNOX INTERNATIONAL INC.


For the Years Ended December 31, 1999, 1998 and 1997 (In thousands)


                                                                           For the Years Ended December 31,
                                                                            1999         1998         1997
                                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                         $  73,154    $  52,525    $ (33,550)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Minority interest                                                          (100)        (869)        (666)
    Joint venture losses                                                      3,046        3,111        1,782
    Depreciation and amortization                                            57,442       43,545       33,430
    Loss (gain) on disposal of equipment                                        675          570         (251)
    Other                                                                       283         (130)       2,112
  Changes in assets and liabilities, net of effects of
    acquisitions and dispositions:
    Accounts and notes receivable                                           (19,579)     (20,567)     (25,878)
    Inventories                                                              (9,289)     (52,445)      17,258
    Other current assets                                                     (6,793)      (4,739)       3,622
    Accounts payable                                                        (26,499)      29,851       (4,774)
    Accrued expenses                                                        (17,595)     (17,040)      64,400
    Deferred income taxes                                                     4,535       26,424      (42,195)
    Income taxes payable and receivable                                      18,263      (18,610)      (2,361)
    Long-term warranty, deferred income and other liabilities                (6,966)     (36,662)      45,557
                                                                          ---------    ---------    ---------
      Net cash provided by operating activities                              70,577        4,964       58,486
                                                                          ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposal of property, plant and
    equipment                                                                   944          538        4,205
  Purchases of property, plant and equipment                                (76,712)     (52,435)     (34,581)
  Investments in joint ventures                                              (3,412)        (458)      (3,735)
  Acquisitions, net of cash acquired                                       (333,739)    (160,063)     (10,527)
  Proceeds from the sale of businesses                                        5,490           --           --
                                                                          ---------    ---------    ---------
      Net cash used in investing activities                                (407,429)    (212,418)     (44,638)
                                                                          ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings (repayments)                                        (37,722)      36,724       (3,732)
  Repayments of long-term debt                                              (58,346)     (12,499)      (5,712)
  Long-term borrowings                                                      319,561       75,044        5,572
  Sales of common stock                                                     141,895        9,607          729
  Repurchases of common stock                                               (12,538)      (8,510)      (4,892)
  Cash dividends paid                                                       (14,154)     (10,820)      (9,312)
                                                                          ---------    ---------    ---------
      Net cash provided by (used in) financing
       activities                                                           338,696       89,546      (17,347)
                                                                          ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              1,844     (117,908)      (3,499)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                        (1,059)      (1,505)        (576)
CASH AND CASH EQUIVALENTS, beginning of year                                 28,389      147,802      151,877
                                                                          ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of year                                    $  29,174    $  28,389    $ 147,802
                                                                          =========    =========    =========
Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                              $  33,981    $  20,351    $  15,016
                                                                          =========    =========    =========
    Income taxes                                                          $  43,938    $  29,347    $  33,938
                                                                          =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



For the Years Ended December 31, 1999, 1998 and 1997

1. NATURE OF OPERATIONS:

Lennox International Inc. and subsidiaries (the "Company"), a Delaware corporation, is a global designer, manufacturer, and marketer of a broad range of products for the heating, ventilation, air conditioning, and refrigeration ("HVACR") markets. The Company participates in four reportable business segments of the HVACR industry. The first is North American residential heating, air conditioning and hearth products, in which the Company manufactures and markets a full line of products for the residential replacement and new construction markets in North America. The second reportable segment is the global commercial air conditioning market, in which the Company manufactures and sells rooftop products and applied systems for commercial applications. The third is the global commercial refrigeration market, which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth reportable segment is heat transfer products, in which the Company designs, manufactures and sells evaporator and condenser coils, copper tubing, and related equipment to original equipment manufacturers ("OEMs") and other specialty purchasers on a global basis. See Note 4 for financial information regarding the Company's reportable segments.

         The Company sells its products to numerous types of customers, including distributors, installing dealers, national accounts and OEMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include the
accounts of Lennox International Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated. Investments in joint ventures where the Company has a 50% or less ownership interest are being accounted for using the equity method of accounting.

         As discussed in Note 7, the Company increased its ownership in Ets. Brancher from 50% to 70% in September 1997. As a result, the Company assumed control of the venture and began consolidating the financial position and results of operations in the fourth quarter of 1997. Previously, the Company used the equity method of accounting for its investment in this entity.

CASH EQUIVALENTS   The Company considers all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents consist of investment grade securities and are stated at cost which approximates fair value. The Company earned interest income of $2.6 million, $4.5 million and $6.4 million for the years ended December 31, 1999, 1998 and 1997, respectively, which is included in interest expense, net on the accompanying consolidated statements of income.

ACCOUNTS AND NOTES RECEIVABLE   Accounts and notes receivable have been shown
net of an allowance for doubtful accounts of $21.2 million and $18.5 million as of December 31, 1999 and 1998, respectively. The Company has no significant credit risk concentration among its diversified customer base.

INVENTORIES   Inventory costs include applicable material, labor, depreciation, and plant overhead. Inventories of $183.7 million and $169.6 million in 1999 and 1998, respectively, are valued at the lower of cost or market using the last-in, first-out (LIFO) cost method. The remaining portion of the inventory is valued at the lower of cost or market with cost being determined either on the first-in, first-out (FIFO) basis or average cost.

                                                       LENNOX INTERNATIONAL INC.


PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment is stated at
cost, net of accumulated depreciation. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses resulting from the dispositions of property, plant and equipment are included in other operating expense. Depreciation is computed using the straight-line method over the following estimated useful lives:

-------------------------------------------------
Buildings and improvements         10 to 39 years

Machinery and equipment             3 to 10 years
-------------------------------------------------


GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill and other intangible assets have been recorded based on their fair value at the date of acquisition and are being amortized on a straight-line basis over periods generally ranging from thirty to forty years. As of December 31, 1999 and 1998, accumulated amortization was $41.5 million and $34.4 million, respectively.

         The Company periodically reviews long-lived assets and identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In order to assess recoverability, the Company compares the estimated expected future cash flows (undiscounted and without interest charges) identified with each long-lived asset or related asset grouping to the carrying amount of such assets. For purposes of such comparisons, portions of goodwill are attributed to related long-lived assets and identifiable intangible assets based upon relative fair values of such assets at acquisition. If the expected future cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value. As a result of these periodic reviews, there have been no adjustments to the carrying value of long-lived assets, identifiable intangibles, or goodwill in 1999, 1998 and 1997.

PRODUCT WARRANTIES   A liability for estimated warranty expense is established
by a charge against operations at the time products are sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability. The Company recorded warranty expense of $21.5 million, $15.6 million and $17.7 million for the years ended December 31, 1999, 1998, and 1997, respectively.

         The Company's estimate of future warranty costs is determined for each product line. The number of units that are expected to be repaired or replaced is determined by applying the estimated failure rate, which is generally based on historical experience, to the number of units that have been sold and are still under warranty. The estimated units to be repaired under warranty are multiplied by the average cost (undiscounted) to repair or replace such products to determine the Company's estimated future warranty cost. The Company's estimated future warranty cost is subject to adjustment from time to time depending on actual experience.

         Total liabilities for estimated warranty expense are $55.7 million and $83.2 million as of December 31, 1999 and 1998, respectively, and are included in the following captions on the accompanying consolidated balance sheets (in thousands):

                                      December 31,
                                -----------------------
                                   1999         1998
                                ----------   ----------
Current accrued expenses        $   17,272   $   48,467
Other non-current liabilities       38,400       34,707
                                ----------   ----------
                                $   55,672   $   83,174
                                ==========   ==========

         The liability for estimated warranty expense as of December 31, 1998, included $27.3 million in remaining estimated liabilities associated with a product inspection program initiated in 1997 (see Note 3).

INCOME TAXES   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

REVENUE RECOGNITION   Sales are recorded when products are shipped or when
services are rendered.

RESEARCH AND DEVELOPMENT EXPENSES   Research and development costs are expensed
as incurred. The Company expended approximately $39.1 million, $33.3 million, and $25.4 million for the years ended December 31, 1999, 1998, and 1997, respectively, for research and product development activities. Research and development costs are included in selling, general and administrative expense on the accompanying consolidated statements of income.

ADVERTISING   Production costs of commercials and programming are charged to operations in the period first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the period incurred. Advertising expense was $62.3 million, $50.2 million, and $37.9 million for the years ended December 31, 1999, 1998, and 1997, respectively.

TRANSLATION OF FOREIGN CURRENCIES   All assets and liabilities of foreign
subsidiaries and joint ventures are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates during the respective years. The unrealized translation gains and losses are accumulated in a separate component of stockholders' equity. Transaction gains (losses) included in the accompanying statements of income were $287,000, $(1,602,000) and $(1,955,000) for the years ended December 31, 1999, 1998, and 1997, respectively.

FOREIGN CURRENCY CONTRACTS   The Company has entered into foreign currency
exchange contracts to hedge its investment in Ets. Brancher S.A. (see Note 7) and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of the subsidiary. The Company has entered into contracts to sell
165.5 million French francs on May 7, 2003 for $31.7 million. The fair value of these contracts was approximately $6.3 million and $2.1 million as of December 31, 1999 and 1998, respectively.

         These contracts require the Company to exchange Euros for United States dollars at maturity (May 2003), at rates agreed to at inception of the contracts. If the counterparty to the exchange contracts does not fulfill their obligations to deliver the contracted currencies, the Company could be at risk for any currency-related fluctuations. The gains and losses associated with these contracts, net of tax, are recorded as a component of accumulated other comprehensive loss on the accompanying 1999, 1998 and 1997 consolidated statements of stockholders' equity.

         The Company from time to time enters into foreign exchange contracts to hedge receivables or payables denominated in foreign currencies, and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains,

                                                       LENNOX INTERNATIONAL INC.


respectively, on the items being hedged. As of December 31, 1999, the Company had obligations to deliver $26.3 million of various currencies over the next nine months, and to take possession of $2.2 million of various currencies over the next two months. The fair value of the various contracts represented a net asset of $1.3 million as of December 31, 1999 and was insignificant at December 31, 1998.

PURCHASE COMMITMENTS   The Company has contracts with various suppliers to
purchase copper and aluminum for use in its manufacturing processes. As of December 31, 1999, the Company had contracts to purchase 21.2 million pounds of copper over the next 12 months at fixed prices that average $0.73 per pound ($15.5 million) and contracts to purchase 6 million pounds of copper at a variable price equal to the COMEX copper price ($0.85 per pound at December 31, 1999) over the next 12 months. The Company also had contracts to purchase 3.7 million pounds of aluminum at $0.69 per pound ($2.6 million) over the next 12 months. Additionally, the Company had contracts to purchase 9.3 million pounds of aluminum fin stock over the next 12 months at a fixed price of $1.04 per pound ($9.8 million). The fair value of the copper and aluminum purchase commitments was an asset of $3.0 million at December 31, 1999, and was a liability at December 31, 1998 of $2.6 million.

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS   Certain amounts have been reclassified from the prior year presentation to conform to the current year presentation.

3. PRODUCT INSPECTION CHARGE:

During 1997, the Company recorded a pre-tax charge of $140.0 million to provide for projected expenses of the product inspection program related to its Pulse furnace. The Company offered the owners of Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection included a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger did not pass the test, the Company offered to either replace the heat exchanger or supply a new furnace and subsidize the labor costs for installation. The cost required for the program depended on the number of furnaces located, the percentage of those located that did not pass the pressure test, and the replacement option chosen by the homeowner.

         As of December 31, 1998, the Company had incurred approximately $112.7 million in costs related to the product inspection program. Consequently, there is a current liability of $27.3 million recorded on the accompanying consolidated balance sheet as of December 31, 1998, to accrue for the estimated remaining costs of the program. The product inspection program ended in June 1999.

4. REPORTABLE BUSINESS SEGMENTS:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, the Company discloses business segment data for its reportable business segments, which have been determined using the "management approach." The management approach is based on the way segments are organized within the Company for making operating decisions and assessing performance. The Company's business operations are organized within the following four reportable business segments as follows

(in thousands):

                                        For the Years Ended December 31,
                                  --------------------------------------------
                                      1999            1998            1997
                                  ------------    ------------    ------------
NET SALES
  North American residential      $  1,361,603    $  1,013,747    $    865,147
  Commercial air conditioning          452,803         392,053         278,837
  Commercial refrigeration             327,266         237,264         154,247
  Heat transfer(1)                     219,995         178,772         146,211
                                  ------------    ------------    ------------
                                  $  2,361,667    $  1,821,836    $  1,444,442
                                  ============    ============    ============

INCOME (LOSS) FROM OPERATIONS
  North American residential(2)   $    137,246    $    123,426    $    (47,516)
  Commercial air conditioning           10,435          (6,579)          4,521
  Commercial refrigeration              25,915          20,383          15,407
  Heat transfer                         12,592          12,700          16,857
  Corporate and other(3)               (30,241)        (43,327)        (24,508)
                                  ------------    ------------    ------------
                                  $    155,947    $    106,603    $    (35,239)
                                  ============    ============    ============

                                                      As of December 31,
                                                ---------------------------
                                                    1999           1998
                                                ------------   ------------
TOTAL ASSETS
  North American residential                    $    873,336   $    528,660
  Commercial air conditioning                        251,226        198,982
  Commercial refrigeration                           252,176        194,601
  Heat transfer                                      179,615         88,633
  Corporate and other                                127,320        140,693
                                                ------------   ------------
                                                $  1,683,673   $  1,151,569
                                                ============   ============

(1) The heat transfer segment had intersegment sales of $22,493, $32,307, and $23,571 in 1999, 1998, and 1997, respectively.

(2) Includes a $140.0 million charge in 1997 related to a product inspection program (see Note 3).

(3) The increase in corporate and other from 1997 to 1998 is primarily due to $7.1 million of expense for the settlement of a lawsuit in 1998 and $4.6 million associated with increased expenses of the Company's Performance Plan.

                                         For the Years Ended December 31,
                                      ------------------------------------
                                         1999         1998         1997
                                      ----------   ----------   ----------
CAPITAL EXPENDITURES
  North American residential          $   17,820   $   16,199   $   12,914
  Commercial air conditioning              8,666        7,129        5,677
  Commercial refrigeration                 9,402        7,367        6,798
  Heat transfer                           16,388       12,136        6,907
  Corporate and other(1)                  24,436        9,604        2,285
                                      ----------   ----------   ----------
                                      $   76,712   $   52,435   $   34,581
                                      ==========   ==========   ==========

(1) The increase in corporate and other is primarily due to an increase in expenditures related to the implementation of SAP and the construction of headquarters offices.

DEPRECIATION AND AMORTIZATION
  North American residential          $   23,960   $   16,819   $   14,892
  Commercial air conditioning              7,556        6,364        4,048
  Commercial refrigeration                11,437        9,382        6,390
  Heat transfer                            9,855        5,914        3,991
  Corporate and other                      4,634        5,066        4,109
                                      ----------   ----------   ----------
                                      $   57,442   $   43,545   $   33,430
                                      ==========   ==========   ==========

         The following table sets forth certain financial information relating to the Company's operations by geographic area (in thousands):

                                             For the Years Ended December 31,
                                           ------------------------------------
                                              1999         1998         1997
                                           ----------   ----------   ----------
NET SALES TO EXTERNAL CUSTOMERS
  United States                            $1,730,362   $1,472,342   $1,274,875
  Canada                                      250,184      104,954       93,188
  International                               381,121      244,540       76,379
                                           ----------   ----------   ----------
      Total net sales to external
      customers                            $2,361,667   $1,821,836   $1,444,442
                                           ==========   ==========   ==========

                                         As of December 31,
                                      -----------------------
                                         1999         1998
                                      ----------   ----------
LONG-LIVED ASSETS
  United States                       $  548,963   $  342,753
  Canada                                  98,258       27,225
  International                          148,854       86,056
                                      ----------   ----------
    Total long-lived assets           $  796,075   $  456,034
                                      ==========   ==========

5. INVENTORIES:

Components of inventories are as follows (in thousands):

                                                   As of December 31,
                                                -----------------------
                                                   1999         1998
                                                ----------   ----------
Finished goods                                  $  219,303   $  177,490
Repair parts                                        36,153       31,674
Work in process                                     20,957       15,574
Raw materials                                      117,209      102,876
                                                ----------   ----------
                                                   393,622      327,614
Reduction for last-in, first-out                    48,198       52,935
                                                ----------   ----------
                                                $  345,424   $  274,679
                                                ==========   ==========

6. PROPERTY, PLANT AND EQUIPMENT:

Components of property, plant and equipment are as follows (in thousands):

                                                        As of December 31,
                                                     ------------------------
                                                        1999          1998
                                                     ----------    ----------
Land                                                 $   24,899    $   18,531
Buildings and improvements                              171,322       162,916
Machinery and equipment                                 499,018       404,848
                                                     ----------    ----------
    Total                                               695,239       586,295
Less--accumulated depreciation                         (365,273)     (331,170)
                                                     ----------    ----------
Property, plant and equipment, net                   $  329,966    $  255,125
                                                     ==========    ==========

                                                       LENNOX INTERNATIONAL INC.


7. INVESTMENTS IN JOINT VENTURES AND SUBSIDIARIES:

ETS. BRANCHER   In May 1996, the Company's subsidiary, Lennox Global Ltd., acquired a 50% interest in HCF-Lennox, a manufacturer of air conditioning and refrigeration equipment. In addition to acquiring an interest in HCF-Lennox, the Company increased its ownership of an existing joint venture, Friga-Bohn, from 20% to 50%. Effective September 30, 1997, Lennox Global Ltd. acquired an additional 20% interest in HCF-Lennox and Friga-Bohn. In conjunction with the purchase, the stock of HCF-Lennox and Friga-Bohn was combined into an existing holding company, Ets. Brancher S.A. Ets. Brancher also owns certain land and buildings that were leased to HCF-Lennox and Friga-Bohn. As a result of the acquisition (the "1997 Ets. Brancher Acquisition"), Lennox Global Ltd. owns 70% of HCF-Lennox and Friga-Bohn as well as a 70% interest in the land and buildings through its ownership of 70% of the stock of Ets. Brancher S.A. The aggregate purchase price for the 1997 Ets. Brancher Acquisition was $18.4 million, of which $10 million was in cash and $8.4 million was in Company stock (631,389 shares). The acquisition was accounted for in accordance with the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities based upon their estimated fair values at the date of acquisition. As a result, the Company recorded additional goodwill of approximately $6.4 million, which is being amortized on a straight-line basis over a 30-year period.

         The Company has entered into an agreement to acquire the remaining 30% interest in Ets. Brancher S.A. in the first half of 2000 for 102.5 million French francs, or approximately $17 million.

         The Company obtained control of Ets. Brancher S.A. on September 30, 1997, and, accordingly, began consolidating the financial position and operating results of the subsidiary. The 30% interest in Ets. Brancher S.A. not owned by the Company is reflected as minority interest on the accompanying consolidated balance sheets and statements of income.

         The following table presents the unaudited pro forma results as if the Company's 70% interest in Ets. Brancher had been consolidated beginning January 1, 1997 (in thousands, except per share data).

                                            Year Ended
                                           December 31,
                                               1997
                                           -------------
Net sales                                  $   1,588,985
Net income (loss)                                (33,381)
Basic earnings per share                           (0.98)
Diluted earnings per share                         (0.98)
                                           -------------

1998 DEALERS   In September 1998, the Company's Lennox Industries Inc.
subsidiary undertook a program of acquiring businesses ("the Dealers") that had been retail outlets for the Company's and other manufacturers' products. In 1998, fourteen of these businesses (the "1998 Dealers") in Canada were purchased for $22.9 million in cash. These acquisitions were accounted for in accordance with the purchase method of accounting, and accordingly the purchase price was allocated to the fair values of the assets acquired and liabilities assumed, with the excess of $19.0 million being allocated to goodwill. The results of the operations of the 1998 Dealers were fully consolidated with those of the Company since the dates of acquisition.

HEARTH COMPANIES   During June and July 1998, the Company's Hearth Products Inc.
subsidiary, which is included in the North American residential segment, purchased substantially all of the assets and certain liabilities of Superior Fireplace Co. and all of the outstanding stock of Marco Mfg. Inc. and Pyro Industries Inc. The aggregate purchase price for these acquisitions was $102.9 million, of which $99.1 million was in cash and $3.8 million was in the form of a note payable in 1999. These acquisitions were accounted for in accordance with the purchase method of accounting. Accordingly, the aggregate purchase price has been allocated to assets totaling $131.5 million and to liabilities totaling $28.6 million of the acquired companies based upon the fair value of those assets and liabilities. As a result, the Company recorded goodwill of approximately $73.8 million which is being amortized on a straight-line basis over 40 years. The results of operations of the acquired Hearth companies have been fully consolidated with those of the Company since the dates of acquisition.

HEATCRAFT DO BRASIL   During August 1998, the Company's Lennox Global Ltd.
subsidiary purchased 84% of the outstanding stock of Heatcraft do Brasil, a Brazilian company engaged in the manufacture and sale of refrigeration, automotive air conditioning equipment, and heat transfer products. The purchase price of $20.5 million in cash has been allocated to the acquired assets and liabilities based upon the fair value of those assets and liabilities and the excess of $11.3 million has been allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of Heatcraft do Brasil have been consolidated with those of the Company since the date of acquisition.

         The following table presents the unaudited pro forma results as if the 1998 Dealers, the Hearth companies, and Heatcraft do Brasil had been acquired on January 1, 1997 (in thousands except per share data).

                                           Year Ended December 31,
                                      -------------------------------
                                           1998             1997
                                      --------------   --------------
Net sales                             $    1,944,036   $    1,648,642
Net income (loss)                             47,325          (37,750)
Basic earnings per share                        1.36            (1.11)
Diluted earnings per share                      1.32            (1.11)
                                      --------------   --------------


1999 DEALERS   In 1999, the Company acquired 46 additional Dealers in Canada and 33 in the United States (the "1999 Dealers"), bringing the total number acquired to 93. The cost to acquire the 1999 Dealers was $218.0 million, $209.1 million of which was paid in cash and $8.9 million of which was paid in shares of the Company's stock (802,723 shares).

         Under the purchase method of accounting, $58.1 million was allocated to the fair values of the assets and liabilities acquired and the excess of $159.9 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of the 1999 Dealers acquired have been fully consolidated with the results of the Company since the various dates of acquisition.

LIVERNOIS   In May 1999, the Company acquired Livernois Engineering Holding
Company, its operating subsidiary and its licensed patents for $20.5 million. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries. The purchase price, consisting of cash of $13.1 million and $7.4 million in shares of the Company's common stock (304,953 shares), has been allocated, based on fair value, to identifiable assets totaling $16.0 million and to liabilities totaling $3.0 million, with $7.5 million being allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years. The acquisition was accounted for in accordance with the purchase method of accounting. The results of the operations of Livernois have been fully consolidated with those of the Company since the date of acquisition.

                                                       LENNOX INTERNATIONAL INC.


KIRBY   In June 1999, the Company acquired the outstanding stock of James N.
Kirby Pty. Ltd., an Australian manufacturer and distributor of refrigeration and heat transfer products. The purchase price of $65.5 million was paid in cash and in shares of the Company's common stock (650,430 shares) in the amounts of $49.4 million and $16.1 million, respectively. If Lennox common stock does not trade at a price greater than $29.09 per share for five consecutive days from the period from June 2000 to June 2001, then Lennox is obligated to pay the former owners of Kirby the difference between the trading price for the last five days of this period and $29.09 for 577,500 of the shares of Lennox common stock. The acquisition was accounted for in accordance with the purchase method of accounting, and accordingly, the purchase price was allocated, based on fair value, to identifiable assets totaling $83.2 million and to liabilities totaling $56.7 million with $39.0 million being allocated to goodwill. In order to finance the cash portion of the purchase price, the Company borrowed approximately $48.3 million in the form of three promissory notes. The first promissory note of $16.1 million bore interest at 5.68% and was paid in December 1999 as part of a permanent financing arrangement. The second promissory note of $11.4 million, which bore no interest, was paid in December 1999. The third promissory note of $20.8 million is payable $11.0 million in 2001 and $9.8 million in 2002. The stated interest rate on the third promissory note escalates from no interest in year one to 4% in year three. Accordingly, the Company recorded a discount on the third promissory note of $2.3 million, which is being amortized over three years, to record the promissory note at fair value. The goodwill is being amortized on a straight-line basis over 40 years. In conjunction with the acquisition, the Company assumed a $20.5 million promissory note bearing interest at 5.5% which was paid upon the arranging of permanent financing. The results of the operations of this acquired company have been fully consolidated with those of the Company since the date of acquisition.

EXCEL COMFORT SYSTEMS   In October 1999 the Company, through its Excel Comfort
Systems subsidiary, purchased certain heating and air conditioning manufacturing related assets from The Ducane Company, Inc. and a related company. Certain related liabilities were also assumed. The cash purchase price of $52.8 million was allocated, in accordance with the purchase method of accounting, to the fair values of the assets ($40.9 million) and the liabilities ($8.2 million) with $20.1 million being allocated to goodwill. This goodwill is being amortized on a straight-line basis over 40 years. The results of operations of the Company include, on a fully consolidated basis, the results of Excel Comfort Systems since the assets were acquired.

         The following table presents the unaudited pro forma results as if Livernois, Kirby, the 1999 Dealers and Excel had been acquired on January 1, 1998 (in thousands, except per share data):

                                          Year Ended December 31,
                                      -----------------------------
                                           1999            1998
                                      -------------   -------------
Net sales                             $   2,718,293   $   2,357,995
Net income                                   83,693          63,606
Basic earnings per share                       2.06            1.73
Diluted earnings per share                     2.02            1.70
                                      -------------   -------------

8. LONG-TERM DEBT AND LINES OF CREDIT:

Long-term debt at December 31 consists of the following

(in thousands):

                                                              1999           1998
                                                          ------------   ------------
Floating rate revolving loans payable
in 2004, currently at 6%                                  $    258,000   $         --
6.73% promissory notes, payable $11,111
annually 2000 through 2008                                     100,000        100,000
9.69% promissory notes, retired in 1999                             --         24,600
9.53% promissory notes, payable $10,000
in 1999, $8,000 in 2000, and $3,000
in 2001                                                         11,000         21,000
7.06% promissory note, payable $10,000
annually in 2004 and 2005                                       20,000         20,000
6.56% promissory notes, payable in 2005                         25,000         25,000
6.75% promissory notes, payable in 2008                         50,000         50,000
11.10% mortgage note,
payable semi-annually through 2000                               6,702          7,547
Promissory note, payable $11,300 in 2001,
and $10,700 in 2002                                             22,000             --
Long-term debt obligations
of European subsidiary                                          11,745         12,298
Floating rate term loan, currently 7.29%,
payable $3,280 in 2000 through 2002,
$4,592 in 2003, and $5,248 in 2004                              19,680             --
Floating rate term loan, currently 7.29%,
payable in 2004                                                 18,641             --
Floating rate term loan, currently 6.0%,
payable at unspecified future date                               6,560             --
Capitalized lease obligations and other                          5,502            926
                                                          ------------   ------------
                                                               554,830        261,371
Less current maturities                                         34,554         18,778
                                                          ------------   ------------
                                                          $    520,276   $    242,593
                                                          ============   ============

At December 31, 1999 the aggregate amounts of required payments on long-term debt are as follows (in thousands):

2000                                                 $ 34,554
2001                                                   33,276
2002                                                   26,959
2003                                                   16,558
2004                                                  303,864
Thereafter                                            139,619
                                                     --------
                                                     $554,830
                                                     ========

         The Company has bank lines of credit aggregating $423 million, of which $280 million was outstanding at December 31, 1999 and the remaining $143 million was available for future borrowings. As of December 31, 1999, $258 million of the amount outstanding has been classified as long-term debt in the accompanying Consolidated Balance Sheets as the facility expires in July 2004. Included in the lines is a $300 million domestic facility governed by the Revolving Credit Facility Agreement. This agreement is between the Company and a syndicate of banks providing the $300 million line. The facility contains certain financial covenants and bears interest, at the Company's option, at a rate equal to either
(a) the greater of the bank's prime rate or the federal fund's rate plus 0.5% or
(b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%, depending upon the ratio of total funded debt to EBITDA. The Company pays a commitment fee equal to 0.15% to 0.30% of the unused commitment, depending upon the ratio of total funded debt to EBITDA. The agreement provides restrictions on the Company's ability to incur additional indebtedness, encumber its assets, sell its assets, or pay dividends. (See Subsequent Events for information on additional credit facilities).

         The estimated fair values of the Company's long-term debt obligations approximate their respective carrying amounts at December 31, 1999 and 1998 except as follows (in thousands):

                                                      As of December 31,
                                          1999                                  1998
                         ------------------------------------    ------------------------------------
                          CARRYING       FAIR       INTEREST      Carrying      Fair        Interest
                           AMOUNT        VALUE        RATE         Amount       Value         Rate
                         ----------   ----------   ----------    ----------   ----------   ----------
9.69% promissory notes   $       --   $       --           --    $   24,600   $   26,601         6.75%

9.53% promissory notes       11,000       11,225          7.8%       21,000       21,923         6.75%
                         ----------   ----------   ----------    ----------   ----------   ----------

         The fair values presented above are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The fair values are estimates as of December 31, 1999 and 1998, and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

                                                       LENNOX INTERNATIONAL INC.


9. INCOME TAXES:

The income tax provision (benefit) consisted of the following (in thousands):


                                    For the Years Ended December 31,
                                 -------------------------------------
                                     1999         1998          1997
                                 ----------   ----------    ----------
Current--
  Federal                        $   36,089   $   15,820    $   24,673
  State                               1,561          944           790
  Foreign                             6,918       (6,027)        5,239
                                 ----------   ----------    ----------
    Total current                    44,568       10,737        30,702
                                 ----------   ----------    ----------
Deferred--
  Federal                             3,914       30,946       (31,144)
  State                                 330        2,237        (1,917)
  Foreign                             1,272       (6,759)       (9,134)
                                 ----------   ----------    ----------
    Total deferred                    5,516       26,424       (42,195)
                                 ----------   ----------    ----------
    Total income tax provision
    (benefit)                    $   50,084   $   37,161    $  (11,493)
                                 ==========   ==========    ==========

         The difference between the income tax provision (benefit) computed at the statutory federal income tax rate and the financial statement provision (benefit) for taxes is summarized as follows (in thousands):

                                             1999       1998       1997
                                           --------   --------   --------
Provision (benefit)
at the U.S. statutory rate
of 35%                                     $ 43,133   $ 31,390   $(15,765)
Increase (reduction)
in tax expense resulting
  from--
State income tax, net of
  federal income tax benefit                  1,232        705       (350)
Foreign losses not providing
  a current benefit                           2,282      3,572      1,044
Goodwill and other
  permanent items                             2,292      1,261      1,510
Other                                         1,145        233      2,068
                                           --------   --------   --------
    Total income tax provision (benefit)   $ 50,084   $ 37,161   $(11,493)
                                           ========   ========   ========


         Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and are reflected as current or noncurrent depending on the timing of the expected realization. The deferred tax provision (benefit) for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

         Deferred tax assets (liabilities), as determined under the provisions of SFAS No. 109, "Accounting for Income Taxes," were comprised of the following at December 31 (in thousands):

                                          1999        1998
                                        --------    --------
Gross deferred tax assets--
  Warranties                            $ 18,997    $ 28,281
  Foreign NOLs                            17,767      12,652
  Postretirement and pension benefits      6,478       7,852
  Inventory reserves                      10,549       6,383
  Receivable allowance                     6,122       3,950
  Other                                   11,996       9,253
                                        --------    --------
    Total deferred tax assets             71,909      68,371
    Valuation allowance                  (17,767)    (12,652)
                                        --------    --------
    Net deferred tax assets               54,142      55,719
                                        --------    --------
Gross deferred tax liabilities--
  Depreciation                           (14,440)    (17,999)
  Intangibles                             (2,327)     (1,674)
  Other                                   (8,398)    (10,248)
                                        --------    --------
    Total deferred tax liabilities       (25,165)    (29,921)
                                        --------    --------
Net deferred tax asset                  $ 28,977    $ 25,798
                                        ========    ========

         The Company has net foreign operating loss carryforwards, mainly in Europe, which expire at various dates in the future. All such loss carryforwards have a full valuation allowance. The net change in the deferred tax asset valuation reserve for the year ended December 31, 1999 was an increase of $5,115. The increase is a result of increased foreign losses.

         No provision has been made for income taxes which may become payable upon distribution of the foreign subsidiaries' earnings since management considers substantially all of these earnings permanently invested. As of December 31, 1999, the unrecorded deferred tax liability related to the undistributed earnings of the Company's foreign subsidiaries was insignificant.

10. CURRENT ACCRUED EXPENSES:

Significant components of current accrued expenses are as follows (in thousands):

                                         December 31,
                                     -------------------
                                       1999       1998
                                     --------   --------
Accrued product inspection charge    $     --   $ 27,336
Accrued wages                          63,034     52,915
Accrued warranties                     17,272     21,131
Other                                 119,915    105,658
                                     --------   --------
    Total current accrued expenses   $200,221   $207,040
                                     ========   ========

11. EMPLOYEE BENEFIT PLANS:

PROFIT SHARING PLANS   The Company maintains noncontributory profit sharing
plans for its eligible domestic salaried employees. These plans are discretionary as the Company's contributions are determined annually by the Board of Directors. Provisions for contributions to the plans amounted to $15.0 million, $13.6 million, and $11.5 million in 1999, 1998, and 1997, respectively.

EMPLOYEE BENEFITS TRUST   The Company also has an Employee Benefits Trust (the
"Trust") to provide eligible employees of the Company, as defined, with certain medical benefits. Trust contributions are made by the Company as defined by the Trust agreement.

EMPLOYEE STOCK PURCHASE PLAN The Company has an employee stock purchase plan under which 825,000 shares of common stock were reserved at December 31, 1999. The shares are offered for sale to employees only, through payroll deductions, at prices equal to 85% of the lesser of the fair market value of the Company's common stock on the first day of the offering period or the last day of the exercise period. For the twelve months ended December 31, 1999, participating employees purchased 155,667 shares under the plan.

PENSION AND POSTRETIREMENT BENEFIT PLANS   The Company has domestic and foreign
pension plans covering substantially all employees. The Company makes annual contributions to the plans equal to or greater than the statutory required minimum. The Company also maintains an unfunded postretirement benefit plan which provides certain medical and life insurance benefits to eligible employees. The pension plans are accounted for under provisions of SFAS No. 87, "Employers' Accounting for Pensions." The postretirement benefit plan is accounted for under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

                                                       LENNOX INTERNATIONAL INC.


The following table sets forth amounts recognized in the Company's financial statements and the plans' funded status (in thousands):

                                                        Pension Benefits              Other Benefits
                                                   -------------------------     -------------------------
                                                      1999           1998           1999           1998
                                                   ----------     ----------     ----------     ----------
Changes in benefit obligation--
  Benefit obligation at beginning of year          $  134,821     $  119,835     $   16,298     $   16,055
  Service cost                                          4,446          3,875            556            494
  Interest cost                                         9,596          9,128          1,125          1,128
  Plan participants' contributions                        133            189          1,469          1,452
  Amendments                                            2,279          2,132          1,412             --
  Actuarial (gain)/loss                                (1,849)         7,471           (424)          (449)
  Exchange rate changes                                    --             83             --             --
  Benefits paid                                        (8,906)        (7,892)        (3,059)        (2,382)
                                                   ----------     ----------     ----------     ----------
  Benefit obligation at end of year                   140,520        134,821         17,377         16,298
                                                   ----------     ----------     ----------     ----------
Changes in plan assets--
  Fair value of plan assets at beginning of year      144,869        131,376             --             --
  Actual return on plan assets                         22,561         17,466             --             --
  Employer contribution                                 3,285          3,792          1,590            930
  Plan participants' contributions                        133            189          1,469          1,452
  Expenses                                                 --           (549)            --            (34)
  Actuarial gain                                        1,359             --             --             --
  Benefits paid                                        (8,220)        (7,405)        (3,059)        (2,348)
                                                   ----------     ----------     ----------     ----------
  Fair value of plan assets at end of year            163,987        144,869             --             --
                                                   ----------     ----------     ----------     ----------
  Funded status                                        23,467         10,048        (17,377)       (16,298)
  Unrecognized actuarial gain                         (28,362)       (14,420)          (431)        (1,311)
  Unrecognized prior service cost                       8,897          7,420             --             --
  Unrecognized net obligation/(asset)                     556            641          1,238           (347)
                                                   ----------     ----------     ----------     ----------
  Net amount recognized                            $    4,558     $    3,689     $  (16,570)    $  (17,956)
                                                   ==========     ==========     ==========     ==========
Amounts recognized in the consolidated
 balance sheets consist of--
  Prepaid benefit cost                             $   16,442     $   13,303     $       --     $       --
  Accrued benefit liability                           (13,813)       (12,540)       (16,570)       (17,956)
  Intangible assets                                       281          1,542             --             --
  Accumulated other comprehensive loss                  1,648          1,384             --             --
                                                   ----------     ----------     ----------     ----------
  Net amount recognized                            $    4,558     $    3,689     $  (16,570)    $  (17,956)
                                                   ==========     ==========     ==========     ==========
Weighted-average assumptions as of
 December 31--
  Discount rate                                          7.75%          7.25%          7.75%          7.50%
  Expected return on plan assets                         9.50           9.50             --             --
  Rate of compensation increase                          4.00           4.00             --             --
                                                   ----------     ----------     ----------     ----------

         For measurement purposes, a 7.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0% by 2003 and remain at that level thereafter.

                                                Pension Benefits                    Other Benefits
                                       --------------------------------    --------------------------------
                                         1999        1998        1997        1999        1998        1997
                                       --------    --------    --------    --------    --------    --------
                                                (in thousands)                      (in thousands)
Components of net periodic
benefit cost--
  Service cost                         $  4,446    $  3,875    $  3,439    $    556    $    494    $    457
  Interest cost                           9,596       9,128       8,411       1,125       1,128       1,166
  Expected return on plan assets        (12,344)    (10,931)     (9,844)         --          --          --
  Amortization of prior service cost        730         880         716        (173)       (173)       (173)
  Recognized actuarial loss                 100          --          --      (1,304)     (1,297)     (1,129)
  Recognized transition obligation          106          --          --          --          --          --
                                       --------    --------    --------    --------    --------    --------
  Net periodic benefit cost            $  2,634    $  2,952    $  2,722    $    204    $    152    $    321
                                       ========    ========    ========    ========    ========    ========

         The benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were approximately $22,835,000 and $8,332,000, respectively, as of December 31, 1999, and
$12,478,000 and $3,607,000, respectively, as of December 31, 1998.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                           1-Percentage-  1-Percentage-
                                          Point Increase  Point Decrease
                                          --------------  --------------
Effect on total of service and
interest cost components                    $   257        $    (213)
Effect on the post-retirement
benefit obligation                            2,062           (1,750)

12. STOCK-BASED COMPENSATION PLANS:

STOCK OPTION AND RESTRICTED STOCK PLAN   The Company has a Stock Option and
Restricted Stock Plan, which was amended in September 1998 (the "1998 Incentive Plan"). The 1998 Incentive Plan is accounted for under APB Opinion No. 25, under which no compensation cost has been recognized. If the 1998 Incentive Plan had been accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been adjusted to the following pro forma amounts (in thousands, except per share data):

                                            Years Ended December 31,
                                     ------------------------------------
                                        1999         1998         1997
                                     ----------   ----------   ----------
Net income (loss):
  As reported                        $   73,154   $   52,525   $  (33,550)
  Pro forma                              71,864       52,525      (35,595)
Basic earnings (loss) per share:
  As reported                        $     1.85   $     1.50   $    (0.99)
  Pro forma                                1.81         1.50        (1.05)
Diluted earnings (loss) per share:
  As reported                        $     1.81   $     1.47   $    (0.99)
  Pro forma                                1.77         1.47        (1.05)
                                     ----------   ----------   ----------

         Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         Under the 1998 Incentive Plan, the Company is authorized to issue options for 8,216,571 shares of common stock. As of December 31, 1999, options for 7,377,146 shares of common stock have been granted and options for 831,336 shares have been cancelled or repurchased. Consequently, as of December 31, 1999, there are options for 1,670,761 shares available for grant. Under the 1998 Incentive Plan, the option exercise price equals the stock's fair value on the date of grant. 1998 Incentive Plan options granted prior to 1998 vest on the date of grant. 1998 Incentive Plan options granted in 1999 and 1998 vest over three years. All 1998 Incentive Plan options expire after ten years.

                                                       LENNOX INTERNATIONAL INC.


         The Plan's status is as follows (in thousands, except per share data):

                                                        Years Ended December 31,
                                   ------------------------------------------------------------------
                                           1999                  1998                  1997
                                   --------------------   --------------------   --------------------
                                               WEIGHTED               Weighted               Weighted
                                                AVERAGE                Average                Average
                                               EXERCISE               Exercise               Exercise
                                    SHARES      PRICE      Shares       Price     Shares       Price
                                   --------    --------   --------    --------   --------    --------
Outstanding at beginning of year      3,798    $  12.92      3,822    $  10.13      3,039    $   9.02
Granted                               1,915       11.27      1,071       18.87        877       13.88
Exercised                              (157)       8.40     (1,048)       9.04        (71)       7.67
Forfeited                                (3)      19.03        (47)       8.64        (23)      13.31
                                   --------    --------   --------    --------   --------    --------
Outstanding at end of year            5,553    $  12.47      3,798    $  12.92      3,822    $  10.13
                                   ========    ========   ========    ========   ========    ========
Exercisable at end of year            2,952    $  11.77      2,737    $  12.92      3,822    $  10.13
                                   ========    ========   ========    ========   ========    ========
Fair value of options granted                  $   3.83               $   5.83               $   3.76


         The following table summarizes information about stock options outstanding at December 31, 1999 (in thousands, except per share data):

                                      Options Outstanding
                        --------------------------------------------------
                            NUMBER     Weighted-Average
                        OUTSTANDING AT     Remaining
     Range of            DECEMBER 31,  Contractual Life  Weighted-Average
  Exercise Prices            1999           (Years)      Exercise Prices
----------------        -------------- ----------------  ----------------
$ 7.28-$10.31                1,337            6             $ 7.73
$11.22                       1,754           10              11.22
$13.21-$15.59                1,408          7.5              13.64
$16.50-$19.77                1,054            9              19.03
                             -----          ---             ------
                             5,553            8             $12.47
                             =====          ===             ======

         As of December 31, 1999, options to purchase 1,205,556 shares of common stock with exercise prices ranging from $7.28 to $7.53, options to purchase 1,374,747 shares of common stock with exercise prices ranging from $13.21 to $13.90 and options to purchase 371,250 shares of common stock with an exercise price of $19.03 were exercisable. The fair value of each option granted in 1999 is estimated on the date of grant based on a risk-free interest rate of 6.5%, volatility of 19%, expected life of ten years and an expected dividend yield of 4%. The fair value of each option granted in 1998 and 1997 is estimated on the date of grant based on a risk-free interest rate of 6%, expected life of ten years, and an expected dividend yield of 2%.

LONG-TERM INCENTIVE PLAN   Prior to 1999 the Company provided a long-term
incentive plan, the Lennox International Inc. Performance Share Plan (the "Performance Plan") to certain employees. During 1998, the Company terminated the Performance Plan. Under the Performance Plan, participants earned shares of the Company's common stock in accordance with a discretionary formula established by the Board of Directors based on the Company's performance over a three-year period. The value of the shares earned was determined using an independent appraisal. Under the Performance Plan 174,669 shares and 239,019 shares earned in fiscal 1997 and 1996, respectively, were issued in 1998 and 1997, respectively. During 1998, 358,974 shares were earned and issued in the same year. Compensation expense recognized under the Performance Plan was $6,876,335 and $2,259,616 for the years ended December 31, 1998 and 1997, respectively, based on the fair value of the shares earned.

         During 1999, the Company established a new performance share plan (the "New Performance Share Plan"). Under the New Performance Share Plan, performance shares are awarded (the "Fixed Performance Awards") to certain employees at the discretion of the board of directors as of the beginning of each fiscal year. After ten years of employment (the "Vesting Period"), the Fixed Performance Awards are converted to an equal number of shares of the Company's common stock. If certain pre-defined performance measures are met by the Company over a three-year period, the Vesting Period is accelerated from ten years to three years for 25% to 100% of the Fixed Performance Awards granted, depending on the Company's performance. Compensation expense is measured based on the market price of the stock at date of grant and is recognized on a straight-line basis over the performance period. The weighted-average grant-date fair value for Fixed Performance Awards granted in 1999 was $18.75 per share. The 46,161,607 shares of common stock issued as of December 31, 1999, include 407,715 shares which represent Fixed Performance Awards that have not yet vested and 52,899 shares which represent Fixed Performance Awards which have vested but have not been converted to shares of the Company's common stock.

         Under the New Performance Share Plan, plan participants may also earn additional shares of the Company's common stock (the "Variable Performance Awards"). The number of additional shares can range from 0% to 100% of the Fixed Performance Awards granted, depending on the Company's performance over a three-year period. There are no additional vesting requirements once the Variable Performance Awards have been earned. Compensation expense is measured by applying the market price of the Company's stock at the end of the period to the number of Variable Performance Awards that are expected to be earned. Such expense is recognized over the performance period. As of December 31, 1999, 81,952 Variable Performance Awards were expected to be earned in future periods and related compensation expense of approximately $270,000 was recorded during 1999.

13. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES   The Company has various leases relating principally to the use of operating facilities. Rent expense for 1999, 1998 and 1997 was approximately $38.4 million, $28.2 million and $23.2 million, respectively.

         The approximate minimum commitments under all noncancelable leases at December 31, 1999, are as follows (in thousands):

2000                                              $  30,249
2001                                                 24,397
2002                                                 20,891
2003                                                 18,128
2004                                                 14,240
Thereafter                                           85,080
                                                  ---------
                                                  $ 192,985
                                                  =========


LITIGATION   The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

14. EARNINGS PER SHARE:

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the

                                                       LENNOX INTERNATIONAL INC.


weighted average number of shares and the number of equivalent shares assumed outstanding, if dilutive, under the Company's stock-based compensation plans. Diluted earnings per share are computed as follows (in thousands, except per share data):

                                      Years Ended December 31,
                                    ------------------------------
                                      1999       1998       1997
                                    --------   --------   --------
Net income (loss)                   $ 73,154   $ 52,525   $(33,550)
                                    ========   ========   ========
Weighted average shares
  outstanding                         39,615     34,914     33,924
Effect of diluted securities
  attributable to stock options
  and performance share awards           904        825         --
                                    --------   --------   --------
Weighted average shares
  outstanding, as adjusted            40,519     35,739     33,924
                                    --------   --------   --------
Diluted earnings (loss) per share   $   1.81   $   1.47   $  (0.99)
                                    ========   ========   ========


         Options to purchase 1,039,251 shares of common stock at $19.03 per share, 1,037,850 shares of common stock at $19.03 per share, and 3,822,324 shares of common stock at prices ranging from $5.14 per share to $13.90 per share were outstanding for the years ended December 31, 1999, 1998 and 1997, respectively, but were not included in the diluted earnings per share calculation because the assumed exercise of such options would have been antidilutive.

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

FINANCIAL RESULTS (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         Net Sales               Gross Profit               Net Earnings
                 -----------------------   -----------------------   -----------------------
                    1999         1998         1999         1998         1999         1998
                 ----------   ----------   ----------   ----------   ----------   ----------
First Quarter    $  489,059   $  379,646   $  151,578   $  117,844   $    6,630   $    8,306
Second Quarter      591,841      455,984      186,322      146,985       23,571       17,068
Third Quarter       669,053      529,169      212,442      169,506       27,284       24,594
Fourth Quarter      611,714      457,037      193,993      141,878       15,669        2,557
                 ----------   ----------   ----------   ----------   ----------   ----------
Fiscal Year      $2,361,667   $1,821,836   $  744,335   $  576,213   $   73,154   $   52,525
                 ==========   ==========   ==========   ==========   ==========   ==========

                          Basic                    Diluted
                       Earnings per              Earnings per              Dividends per
                       Common Share              Common Share              Common Share
                 -----------------------   -----------------------   -----------------------
                    1999         1998         1999         1998         1999         1998
                 ----------   ----------   ----------   ----------   ----------   ----------
First Quarter    $      .19   $      .24   $      .18   $      .24   $     .085   $      .08
Second Quarter          .65          .49          .64          .48         .085          .08
Third Quarter           .65          .70          .64          .68         .085          .08
Fourth Quarter          .36          .07          .35          .07         .095         .085
                 ----------   ----------   ----------   ----------   ----------   ----------
Fiscal Year      $     1.85   $     1.50   $     1.81   $     1.47   $      .35   $     .325
                 ==========   ==========   ==========   ==========   ==========   ==========

STOCK PRICES

                                      Price Range per Common Share
                        -------------------------------------------------------
                                    1999                         1998
                        -----------------------------    ----------------------
                           HIGH                LOW          High        Low
                        ----------         ----------    ----------  ----------
First Quarter               NA                 NA            NA         NA
Second Quarter              NA                 NA            NA         NA
Third Quarter           $    19.88         $   14.50         NA         NA
Fourth Quarter          $    15.88         $    8.88         NA         NA
                        ----------         ---------      -----      -----
Fiscal Year             $    19.88         $    8.88         NA         NA
                        ==========         =========      =====      =====

                                                       LENNOX INTERNATIONAL INC.


16. TREASURY STOCK:

On November 1, 1999, the Company's Board of Directors authorized the purchase of up to 5,000,000 shares of the issued and outstanding common stock. As of December 31, 1999 the Company had purchased 1,172,200 of such shares at a total cost of $12.4 million.

17. RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement, for the Company, is effective with the first quarter of 2001. The Company does not believe that the adoption of this pronouncement will have a significant impact on the Company's financial statements.

18. RELATED PARTY TRANSACTIONS:

John W. Norris, Jr., the Company's Chairman and Chief Executive Officer, and David H. Anderson, Richard W. Booth, David V. Brown, and Thomas W. Booth, directors of the Company, as well as certain stockholders, individually or through trust arrangements, are members of AOC Land Investment, LLC. AOC Land Investment, LLC owns 70% of AOC Development II, LLC. AOC Development II, LLC has constructed a new office building and the Company is leasing part of it for use in conjunction with the Company's corporate headquarters. The lease has a term of 25 years and the annual lease payments are approximately $2.6 million per year for the first five years. The Company believes that the terms of the lease with AOC Development II, LLC are at least as favorable as could be obtained from unaffiliated third parties.

19. SUBSEQUENT EVENTS (UNAUDITED):

On January 25, 2000, the Company entered into an agreement with a syndicate of banks which added a $300 million revolving credit facility, bringing the domestic short-term credit facilities to a total of $600 million. Terms and conditions under this agreement are substantially identical to those of the $300 million agreement discussed in Note 8 - Long-Term Debt and Lines of Credit, except that the new $300 million agreement expires on January 18, 2001.

         On January 21, 2000 the Company completed its acquisition of Service Experts, Inc., a holding company owning Dealers of the type previously purchased by the Company. The acquisition took place in the form of a merger whereby .67 shares of Lennox International Inc. common stock were exchanged for each outstanding share of Service Experts, Inc. The shares so exchanged were valued at approximately $140.0 million. In addition, the Company assumed approximately $160.0 million of Service Experts, Inc. debt which was concurrently repaid.

CORPORATE HEADQUARTERS

Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX 75080
972-497-5000

ANNUAL MEETING

The Annual Stockholders Meeting will be held on April 28, 2000 at 10:00 a.m. local time. Any stockholder with proper identification may attend. The meeting will be held at:

University of Texas at Dallas
Conference Center
Rutford Avenue and Drive A
Richardson, Texas 75083

STOCK EXCHANGE

The Lennox International Inc. trading symbol is LII. The common stock of LII is listed for trading on the New York Stock Exchange.

There were approximately 16,500 beneficial shareholders of record as of 3/1/00.

FORM 10-K

A copy of the Lennox International Inc. Annual Report filed with the Securities and Exchange Commission for 1999 (Form 10-K) will be furnished without charge on written request to:

Bill Moltner
Director, Investor Relations
Lennox International Inc.
P.O. Box 799900
Dallas, TX 75379-9900

TRANSFER AGENT

ChaseMellon is Lennox International's Transfer Agent. All inquiries should be directed to:
Lennox International Inc.
c/o ChaseMellon Shareholder Services
P. O. Box 3315
South Hackensack, NJ
07606-1915

LII stockholders can access their account for automated information 24 hours a day, 7 days a week by dialing 1-800-797-5603.

DIVIDEND INFORMATION

In recent years Lennox International has paid dividends four times a year. The amount and timing of dividend payments are determined by our Board of Directors.

For more information on Lennox International Inc. and our subsidiaries, visit our website at www.lennoxinternational.com

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from such statements. For information concerning these risks and uncertainties, see Lennox' publicly available filings with the Securities and Exchange Commission. Lennox disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.